EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET
INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK ITEMS
(In thousands, except ratios)
(Unaudited)

Computation of ratio of net income to fixed charges:

	Nine Months Ended September 30,	Year Ended December 31
	2013	2012	2011	2010	2009	2008
Fixed charges	$57,536	$77,848	$66,080	$56,251	$128,830	$258,453
Fixed charges	$57,536	$77,848	$66,080	$56,251	$128,830	$258,453
Net income	89,514	163,626	160,204	126,896	129,263	125,923
	$147,050	$241,474	$226,284	$183,147	$258,093	$384,376
Ratio of net income to fixed charges	2.56:1	3.10:1	3.42:1	3.26:1	2.00:1	1.49:1

Computation of ratio of net income to combined fixed charges and preferred stock items:

	Nine Months Ended September 30,	Year Ended December 31
	2013	2012	2011	2010	2009	2008
Fixed charges	$57,536	$77,848	$66,080	$56,251	$128,830	$258,453
Preferred stock items:
Redemption preference premiums*	19,924	–	–	–	–	–
Dividends	14,325	21,021	20,369	20,233	20,239	20,251
Combined fixed charges and preferred stock items	$91,785	$98,869	$86,449	$76,484	$149,069	$278,704

Fixed charges	$57,536	$77,848	$66,080	$56,251	$128,830	$258,453
Net income	89,514	163,626	160,204	126,896	129,263	125,923
	$147,050	$241,474	$226,284	$183,147	$258,093	$384,376
Ratio of net income to combined fixed charges and preferred stock items	1.60:1	2.44:1	2.62:1	2.39:1	1.73:1	1.38:1

*	Capstead’s Series A and B preferred shares were redeemed on June 13, 2013. See NOTE 9 to the consolidated financial statements (included under Item 1 of this report). The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.05:1 for the nine months ended September 30, 2013.